Securities and Exchange Commission
                                 Washington, D. C. 20549

                                       Schedule 13G
                        Under the Securities Exchange Act of 1934
                                    (Amendment No.1)

                               International Fast Food Corp.
                                       Common Stock
                                  CUSIP Number 650302338

Date of Event Which Requires Filing of this Statement:     December 31, 2004

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ X ]  Rule 13d-1(b)
       [     ]Rule 13d-1(c)
       [     ]Rule 13d-1(d)

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CUSIP No. 45950Q404

       1)    Name of reporting person:
                Western Asset Management Company
             Tax Identification No.:
                 95-2705767

       2)    Check the appropriate box if a member of a group:
              a)     n/a
              b)     n/a

       3)    SEC use only

       4)    Place of organization:
               California

Number of shares beneficially owned by each reporting person with:
       5)     Sole voting power:          - 0 -
       6)     Shared voting power:        - 0 -
       7)     Sole dispositive power:     - 0 -
       8)     Shared dispositive power:   - 0 -

       9)     Aggregate amount beneficially owned by each reporting person:
              40,354

       10)    Check if the aggregate amount in row (9) excludes certain shares:
              n/a

       11)    Percent of class represented by amount in row (9):


       12)    Type of reporting person:
              IA, CO

CUSIP No. 45950Q404

         1)  Name of reporting person:
                Legg Mason High Yield Portfolio,
                a portfolio of Legg Mason Income Trust, Inc.
              Tax Identification No.:
                52-1851999

         2)   Check the appropriate box if a member of a group:
              a)   n/a
              b)   n/a

         3)   SEC use only

         4)   Place of organization:
                         Maryland

Number of shares beneficially owned by each reporting person with:
         5)  Sole voting power:         - 0 -
         6)  Shared voting power:       - 0 -
         7)  Sole dispositive power     - 0 -
         8)  Shared dispositive power:  - 0 -

         9) Aggregate amount beneficially owned by each reporting person:
                  40,354

        10) Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

        11) Percent of class represented by amount in row (9):
                  5.66%

        12) Type of reporting person:
                  IV, OO
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       Item 1a)   Name of issuer:
                     International Fast Food Corp.

       Item 1b)   Address of issuer's principal executive offices:
                     1000 Lincoln Road, Suite 200
                     Miami Beach, FL 33139

       Item 2a)    Name of person filing:
                     Western Asset Management Company

       Item 2b)    Address of  principal business office:
                     385 East Colorado Boulevard
                     Pasadena, California 91101

       Item 2c)    Citizenship:
                     California Corporation

       Item 2d)    Title of class of securities:
                     Common Stock

       Item 2e)    CUSIP number:     45950Q404

       Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
       (a)[ ] Broker or dealer under Section 15 of the Act.
       (b)[ ] Bank as defined in Section 3(a)(6) of the Act.
       (c)[ ] Insurance Company as defined in Section 3(a)(6) of the Act.
       (d)[ ] Investment Company registered under Section 8 of the Investment
                  Company Act.
       (e)[X] Investment Adviser registered under Section 203 of the Investment
                  Advisers Act of 1940.
       (f)[ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of
                  1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
       (g)[ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
       (h)[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

       Item 4)    Ownership:

       (a)     Amount beneficially owned:          40,354

       (b)     Percent of Class:   5.66%

       (c)     Number of shares as to which such person has:
              (i)     sole power to vote or to direct the vote:
                            -  0 -
              (ii)    shared power to vote or to direct the vote:
                            -  0 -
              (iii)   sole power to dispose or to direct the disposition of:
                            - 0 -
              (iv)   shared power to dispose or to direct the disposition of:
                            - 0 -

       Item 5)    Ownership of Five Percent or less of a class:
                     n/a

       Item 6) Ownership of more than Five Percent on behalf of another person:

              The interest of one account, Legg Mason High Yield Portfolio,a portfolio of the Legg Mason Income Trust, Inc., an investment company registered under the Investment Company Act of 1940 and managed by Western Asset Management Company amounted to 40,354 shares or 5.66% of the total shares outstanding.

       Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                     n/a

       Item 8)    Identification and classification of members of the group:
                     n/a

       Item 9)    Notice of dissolution of group:
                     n/a

       Item 10)   Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                   -----------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       --------------------------------
       Date - February 15, 2005

       Western Asset Management Company


       By______________________________________________
          /s/  Ilene S. Harker, Head of Enterprise Risk


                                    Exhibit A
                             Joint Filing Agreement

                     --------------------------------------
       This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of each of the reporting persons identified below.

       Western Asset Management Company


       By__________________________________________________
          /s/    Ilene S. Harker, Head of Enterprise Risk

       Legg Mason High Yield Portfolio
               a portfolio of Legg Mason Income Trust, Inc.


       By___________________________________________________
          /s/    Gregory T. Merz, Vice President